Prospectus Supplement No. 2 to Prospectus dated October 8, 2004

Registration No. 333-112360 Filed Pursuant to Rule 424(b)(3)

Adept Technology, Inc.

Supplement No. 2

To

Prospectus Dated October 8, 2004

This is a Supplement to Adept Technology, Inc.’s Prospectus, dated October 8, 2004, with respect to the offer and sale of up to 22,740,816 shares of Adept common stock or interests in Adept common stock, by the selling securityholders listed in the prospectus or their transferees. This Supplement amends and supplements certain information contained in the Prospectus about Adept. We encourage you to read this Supplement carefully with the Prospectus.

Adept Technology, Inc. provides intelligent production automation products, components and services for assembly and material handling applications to customers in many industries. This customer industry mix varies considerably from period to period due to a variety of market and economic factors. Our customers integrate our comprehensive product portfolio of high performance automation components and application development software to deliver production solutions that meet increasingly complex manufacturing requirements. Our broad range of standard high-performance high-reliability automation products reduces the time and cost for our customers to design, engineer and launch new products into high-volume production. Adept’s commitment to long-term product service and support reduces the total cost of ownership of our products. We make available regular product upgrades that incorporate the latest technology advances, providing our customers with maximum manufacturing flexibility and ease of automation redeployment as they reconfigure their factories to produce new products. Our product range currently includes integrated real-time vision and multi-axis motion controls, machine vision systems and software, application development software, industrial robots, linear modules, and other flexible automation equipment. In recent years, we have expanded our robot product lines and developed advanced software and sensing technologies that enable robots to perform a wider range of functions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Supplement and the Prospectus or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is November 17, 2004.

CURRENT REPORT ON FORM 8-K

Report on Annual Meeting Results

On November 9, 2004, we filed with the Securities and Exchange Commission a Current Report on Form 8-K, announcing the results of our Annual Meeting of Shareholders, held on November 4, 2004. The shareholders approved all five proposals on the ballot, including an amendment to our Articles of Incorporation to effect a reverse split (to be effected on or before February 28, 2005) at a ratio to be determined by the Board of Directors, within a range from one-for-four to one-for-seven.

A copy of our Current Report on Form 8-K filed November 9, 2004 is being provided to you along with this Supplement.

QUARTERLY REPORT ON FORM 10-Q

On November 16, 2004, we filed our Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2004. We hereby incorporate by reference into this Supplement and the Prospectus the Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2004.

A copy of our Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2004 is being provided to you along with this Supplement.

Information about documents that have been incorporated by reference into the Prospectus is included in the section of the Prospectus captioned “Where You Can Find More Information About Us.”

Prospectus Supplement dated November 17, 2004.

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